[S&S Letterhead]
October 20, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546
Mail Stop 5546
Attention: Ms. Cecilia D. Blye & Mr. James Lopez
Emdeon Corporation (f/k/a WebMD Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-24975
     On behalf of Emdeon Corporation (f/k/a WebMD Corporation) (the “Company”), we refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 29, 2005, with respect to the Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 16, 2005. The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Form 10-K; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.     We note from the schedule to Exhibit 10.4 filed with WebMD Health Corp’s Form S-1/A on September 8, 2005 that the Trademark License Agreement will grant you a non-exclusive, registered trademark for “WebMD” in Cuba and Iran. We also note from the recitals that you “previously used the Licensed Marks in the operation of [your] business.” Please describe for us your previous, existing and anticipated operations in and contacts with Cuba and Iran, including through distributors, subsidiaries, affiliates and any other direct or indirect means. Your response should not be limited to operations and contacts related to intellectual property rights.
     The Company notes the Staff’s comments and respectfully advises the Staff that it does not have and has never had any operations in, and does not and has never employed any persons in, Cuba and/or Iran. The Company has not, in past periods, derived any revenues from Cuba, whether through licensees, distributors, subsidiaries, affiliates or through any other direct or indirect means, and did not derive any such revenues from Iran until the most recently completed quarter. The Company derived $26,910 in revenue during the quarter ending September 30, 2005, and it does anticipate that it may have future revenues from Iran through its wholly-owned subsidiary, Porex Surgical Inc. (“Porex Surgical”), which obtained a license (No. IA-7500) in August 2005 from the Office of Foreign Assets Control of the Department of the Treasury (the “OFAC License”) to enter into contracts for the sale and export of MEDPOR® Facial Implants to Axis Bina Inc. PJS., a distributor of medical products in Iran. MEDPOR® Facial Implants are used in facial reconstructive surgery. Porex Surgical projects that it may generate $125,000 to $150,000 in revenue over the course of the next twelve months from the sale and export of its MEDPOR® Facial Implants under the OFAC License. Except as described above, the Company further advises the Staff that it has no plans to engage in any operations in Cuba and/or Iran.
     WebMD Health’s trademarks will not be used in connection with the MEDPOR® Facial Implants. The references to Cuba and Iran in Schedule 1 to WebMD Health’s Corp.’s Trademark License Agreement were included in order to protect the intellectual property rights of WebMD Health Corp. in as many jurisdictions as possible, including in those jurisdictions where WebMD Health Corp. has no operations.
2.     In light of the fact that Cuba and Iran are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and identified as state sponsors of terrorism by the U.S. State Department, please address the materiality of any operations, arrangements or other contacts with Cuba and Iran. Please present your view as to whether any such operations, arrangements or other contacts constitute a material investment risk for your security holders.
In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism.
     The Company notes the Staff’s comments and refers the Staff to the Company’s Response to comment No. 1 above for a description of the OFAC License and Porex Surgical’s anticipated revenues from the transactions contemplated by the OFAC License. For the year ended December 31, 2004, the Company had revenues in excess of $1 billion. The Company believes that the incremental revenues that may be received as a result of sales of Porex Surgical’s MEDPOR® Facial Implants under the OFAC License are in an amount that is not material to the Company. In addition, no material incremental expenses are expected to be incurred in connection with such sales and the Company will not have any operations or employees located in Iran. As a result, the Company does not view Porex Surgical’s arrangement with Axis Bina Inc. PJS. as posing a material investment risk for the Company’s security holders.
3.     We note that some of your porous plastic products, which are sold outside of the U.S., are incorporated into the products of other manufacturers or custom-built for industrial applications. Please describe for us whether your previous, current or anticipated operations or contacts with Cuba and Iran involve products that have a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.
     The Company notes the Staff’s comments. As noted in the Company’s response to the Staff’s comment no. 1, the OFAC License granted to Porex Surgical allows it to sell MEDPOR® Facial Implants to an Iranian medical products distributor. MEDPOR® Facial Implants are used in reconstructive facial surgery, have no military purpose and, to the Company’s best knowledge, cannot be put to military use. The Company does not have, has never had, and does not plan to have any operations or employees in Cuba and/or Iran. Except for the sales of MEDPOR® Facial Implants, as described above and in response to the Staff’s comments no. 1 and no. 2, the Company has not derived any revenue from Cuba and/or Iran and does not currently plan to do so.
* * * * * * *
     Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:
Mr. Andrew C. Corbin
Executive Vice President
and Chief Financial Officer
Charles A. Mele,
Executive Vice President, General Counsel
and Secretary
Lewis H. Leicher
Senior Vice President and
Assistant General Counsel